SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D
                       (Amendment No. 18)

            Under the Securities Exchange Act of 1934

                 COMPETITIVE TECHNOLOGIES, INC.
            (FORMERLY NAMED UNIVERSITY PATENTS, INC.)
                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 (Title of Class of Securities)

                            914802103
                         (CUSIP Number)

                   Christopher E. Austin, Esq.
               Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                    New York, New York  10006
                          (212) 225-2434
             (Name, Address and Telephone Number of
              Person Authorized to Receive Notices
                       and Communications)

                          July 6, 1995
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box /  /.

Check the following box if a fee is being paid with the statement
/  /.




                 (Continued on following pages)

                            SCHEDULE 13D

CUSIP No.  914802103

- ---------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Berjaya Leisure (Cayman) Limited (formerly known as
    Inter-Pacific (Cayman) Limited)
- ---------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |   |

                                                           (b) | x |

- ---------------------------------------------------------------------
3   SEC USE ONLY

- ---------------------------------------------------------------------
4   SOURCE OF FUNDS
    Not Applicable
- ---------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                             |   |

- ---------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands
- ---------------------------------------------------------------------
              7    SOLE VOTING POWER
                   299,100
  NUMBER OF   -------------------------------------------------------
   SHARES     8    SHARED VOTING POWER
BENEFICIALLY       None
  OWNED BY    -------------------------------------------------------
    EACH      9    SOLE DISPOSITIVE POWER
  REPORTING        299,100
   PERSON     -------------------------------------------------------
    WITH      10   SHARED DISPOSITIVE POWER
                   None
- ---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    299,100
- ---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |   |
    CERTAIN SHARES

- ---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.15%
- ---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
- ---------------------------------------------------------------------

           This Amendment No. 18 amends and supplements the Schedule 13D filed on July 5, 1989, as amended by Amendments 1 through 17 thereto (the "Schedule"), by Tan Chee Yioun (aka Vincent Tan), Berjaya Group Berhad (formerly named Inter-Pacific Industrial Group Berhad), a public limited company organized under the laws of Malaysia, and Berjaya Leisure (Cayman) Limited ("BLCL") (formerly named Inter-Pacific (Cayman) Limited, a corporation organized under the laws of the Cayman Islands, with respect to the Common Stock, $.01 par value, of Competitive Technologies, Inc. (formerly named University Patents, Inc.). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning set forth in the Schedule. All capitalized terms redefined herein shall hereafter have the meanings set forth herein.

Item 4.  Purposes of Transaction

          Item 4 of the Schedule is hereby amended to read, in its entirety, as follows:

          BLCL has determined to sell its shares of Common Stock from time to time in brokerage transactions on the American Stock
Exchange or in private transactions.


Item 5.  Interest in Securities of the Issuer.

          Item 5 of the Schedule is hereby amended as follows:

          (a)-(b) The first paragraph is replaced with the following: BLCL has the sole power to vote and the sole power to dispose of the 299,100 shares of Common Stock beneficially owned by it, which constitute approximately 5.15% of the outstanding shares of Common Stock (based on 5,812,161 shares of Common Stock outstanding as of June 1, 1995 as stated in the Issuer's Form 10-Q for the fiscal quarter ended April 30, 1995).

          (c) Since filing amendment No. 17 to the Schedule, BLCL effected the sales in Common Stock of the Issuer that are described in Annex II to this Amendment, which is hereby incorporated by reference. All such sales were made on the American Stock Exchange.

                          SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  July 11, 1995



                                /s/ Tan Chee Yioun
                                Tan Chee Yioun
                                (aka Vincent Tan)


                                BERJAYA GROUP BERHAD
                                (Formerly known as
                                  INTER-PACIFIC INDUSTRIAL
                                  GROUP BERHAD)



                                By: /s/ Chan Kien Sing
                                    Chan Kien Sing
                                    Executive Director

                                BERJAYA LEISURE (CAYMAN)
                                 LIMITED
                                 (Formerly known as
                                 INTER-PACIFIC (CAYMAN)
                                  LIMITED)



                                By: /s/ Chan Kien Sing
                                    Chan Kien Sing
                                    Director

                      ANNEX II

Date of Sale    Number of Shares   Per Share Price

07/06/95              2,500             $6.625
07/06/95              2,000              6.750
07/06/95             52,000              6.250
07/06/95                500              6.375
07/06/95              1,000              6.500

          Total      58,000